Exhibit 99.1

Pembina Pipeline Corporation and Kinder Morgan Canada Agree to Amend Arrangement Agreement to Include Preferred Shareholders

CALGARY, Sept. 10, 2019 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) today announced that it has agreed with Kinder Morgan Canada Limited (TSX: KML) ("KML") to amend and restate the previously announced arrangement agreement dated August 20, 2019 (the "Arrangement Agreement") to include the preferred shares of KML in the arrangement transaction pursuant to which Pembina will acquire KML (the "Transaction"). If requisite approval by the holders of KML preferred shares is obtained, upon closing of the Transaction, each outstanding KML preferred share of a series will be exchanged for one preferred share of Pembina with the same commercial terms and conditions as that series of KML preferred shares.  The inclusion of KML preferred shares in the Transaction is subject to approval by at least 66 2/3 percent of the votes cast by holders of KML preferred shares, voting together as a single class, present in person or represented by proxy at the special meeting of the holders of KML preferred shares to be held to approve the Transaction, but is not a condition to closing of the Transaction. If KML preferred shareholders do not approve the Transaction but all other conditions to closing are satisfied or waived by the applicable party, the KML preferred shares will remain outstanding as shares in the capital of KML, which will be part of the Pembina group following completion of the Transaction.

Further information regarding the Transaction will be contained in a proxy statement of KML that it will prepare, file and mail to its shareholders in due course in connection with KML voting and preferred special shareholders meetings.

A copy of the amended and restated Arrangement Agreement with respect to the Transaction will be filed under Pembina's profile on SEDAR at www.sedar.com and on the Company's website at www.pembina.com.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; is growing an export terminals business; and is currently constructing a petrochemical facility to convert propane into polypropylene. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets;

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of their experience and their perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "would", "anticipates", "plans", "estimates", "develop", "intends", "potential", "continue", "could", "create", and similar expressions suggesting future events or future performance.

In particular, this press release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: the Transaction, including the approval of the KML shareholders, the different outcomes based on the result of the approval vote of KML preferred shareholders and the proxy statement of KML and the filing of the amended and restated Arrangement Agreement.

These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina have made in respect thereof as at the date of this news release, including: the ability of the parties to satisfy the conditions to closing of the Transaction in a timely manner and substantially on the terms described in this press release; that favourable circumstances continue to exist in respect of current operations and current and future growth projects (including the ability to finance operations and such projects on favorable terms), future levels of oil and natural gas development, potential revenue and cash flow enhancement; future cash flows; future expected adjusted EBITDA and expected incremental adjusted EBITDA, with respect to Pembina's future dividends and results: prevailing commodity prices, margins and exchange rates, that the combined entities future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations.

Although Pembina believes that the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct.

These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, which may cause actual performance and financial results to differ materially from the results expressed or implied, including, but not limited to: the ability of the parties to receive, in a timely manner, the necessary regulatory, court, securityholder, stock exchange and other third-party approvals, including but not limited to the receipt of applicable competition approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction; the failure to realize the anticipated benefits or synergies of the Transaction following closing due to integration issues or otherwise and expectations and assumptions concerning, among other things: customer demand for the combined company's services; commodity prices and interest and foreign exchange rates; planned synergies, capital efficiencies and cost-savings; applicable tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; and the availability and cost of labour and services; non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; the regulatory environment and the ability to obtain required regulatory approvals; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's business initiatives; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2018, which can be found at www.sedar.com Pembina's  profile. In addition, the closing of the Transaction may not be completed, or may be delayed if the parties' respective conditions to the closing of the Transaction, including the timely receipt of all necessary regulatory approvals, are not satisfied on the anticipated timelines or at all. Accordingly, there is a risk that the Transaction will not be completed within the anticipated time, on the terms currently proposed and disclosed in this press release or at all.

The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

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SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/September2019/10/c2624.html

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For further information: Investor Relations: Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 18:14e 10-SEP-19